UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52950

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jane Street Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Granieri (212) 651-6023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Granieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jane Street Markets, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

BARRY JACOB KRONEMER
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02KR6089596
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 5/01/2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

JANE STREET MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

CONTENTS
December 31, 2011

Independent Auditors' Report 1

Statement of Financial Condition:

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Jane Street Markets, LLC

We have audited the accompanying statement of financial condition of Jane Street Markets, LLC (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Jane Street Markets, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP
New York, New York
February 27, 2012

JANE STREET MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash	$	550,076
Securities owned, at fair value:		
Equities		407,910,768
Corporate bonds		574
Due from broker		931,597
Due from affiliates		4,895
Other assets		27,779
Total assets	$	409,425,689
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Securities sold, not yet purchased, at fair value:		
Equities	$	382,651,536
Due to affiliates		3,749,947
Accrued expenses and other liabilities		379,969
Total liabilities		386,781,452
Member's equity		22,644,237
Total liabilities and member's equity	$	409,425,689

See Notes to Statement of Financial Condition

1. Nature of operations

Jane Street Markets, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of Jane Street Holding II, LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), BATS Z-Exchange, Inc., NYSE Arca, Inc., NASDAQ OMX BX, Inc., and NASDAQ Stock Market LLC. The Company trades for its own account and is a market-maker on the OTC market.

2. Summary of significant accounting policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of this financial statement. Actual amounts could differ from these estimates.

Cash

The Company at times maintains cash in deposit accounts in excess of the Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Securities owned and Securities sold, not yet purchased, at fair value

Authoritative Accounting Guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The

unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

Generally, equity securities owned and equity securities sold, not yet purchased traded on a national securities exchange are valued at the last reported sales price at December 31, 2011. Those American Depository Receipts ("ADRs") which are included in equity securities owned and equity securities sold, not yet purchased, and are readily convertible into the underlying equity security and are traded on the OTC market are valued at the last available public sale price on the exchange of the underlying equity security. Furthermore, listed ADRs and the underlying equity security are valued at the last available ADR price on the exchange.

Debt securities, including corporate bonds, are valued using an independent pricing source at December 31, 2011. These prices generally fall within the average parameters of bid and ask prices of broker-dealers who make markets in those securities.

Futures contracts traded on a national securities exchange are valued at the last reported sales price at December 31, 2011.

The Company records transactions in securities and the related revenues and expenses on a trade date basis. All resulting realized and unrealized gains and losses are reflected in Member's equity.

Dividend income on securities owned and dividend expense on securities sold, not yet purchased are recorded on the ex-dividend date.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Both purchases and sales of securities and revenue and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on financial instruments from fluctuations arising from changes in market prices of financial instruments held.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for United States tax purposes; therefore, no provision has been made in the accompanying financial statement for United States federal, state or city income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity. The Company has not accrued any amounts related to tax positions and related uncertainties.

New Pronouncements

In May 2011, the Financial Accounting Standards Board issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU 2011-04

amends ASC Topic 820, "Fair Value Measurements", or ASC 820, by: (1) clarifying that certain concepts related to measuring the fair value apply only to non-financial assets; (2) allowing a reporting entity to measure the fair value of a net asset or net liability position in a manner consistent with how market participants would price the position; (3) providing a framework for selecting a premium or discount that may be applied in a fair value measurement; (4) providing that an instrument classified in a reporting entity's shareholders' equity may be fair valued based on how a market participant would price the identical instrument; and (5) expanding the qualitative and quantitative fair value disclosure requirements. These amendments are effective for fiscal years beginning after December 15, 2011. The amendments of ASU 2011-04 are not expected to have a material impact on the Company's Statement of Financial Condition.

In December 2011, the Financial Accounting Standards Board issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities." Under ASU 2011-11, entities are required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRS. ASU 2011-11 is effective for fiscal years beginning on or after January 1, 2013. The Company is currently evaluating the impact of ASU 2011-11 on its disclosures.

3. Fair Value of Financial Instruments

As of December 31, 2011:

	Fair Value Hierarchy		
	Level 1	Level 2	Total
Securities owned			
Equities			
Basic Materials	$ 20,568,765	$ 17,212,719	$ 37,781,484
Communications	18,922,988	12,737,989	31,660,977
Consumer, Cyclical	29,931,715	21,776,994	51,708,709
Consumer, Non-cyclical	79,089,436	25,620,207	104,709,643
Diversified	3,662,400	3,452,537	7,114,937
Energy	22,513,077	5,936,707	28,449,784
Financial	33,689,634	30,442,222	64,131,856
Funds	39,647	-	39,647
Industrial	20,873,275	35,510,496	56,383,771
Technology	6,027,947	3,260,101	9,288,048
Utilities	6,671,253	9,970,659	16,641,912
Total Equities	241,990,137	165,920,631	407,910,768
Corporate bonds	-	574	574
Total Securities owned:	$ 241,990,137	$ 165,921,205	$ 407,911,342

	Level 1	Level 2	Total
Derivative assets			
Futures contracts included in Due from broker:	$ -	$ 17,563	$ 17,563

	Fair Value Hierarchy		
	Level 1	Level 2	Total
Securities sold, not yet purchased			
Equities			
Basic Materials	$ 35,420,263	$ 87,765	$ 35,508,028
Communications	26,979,196	134,831	27,114,027
Consumer, Cyclical	46,975,315	63,452	47,038,767
Consumer, Non-cyclical	99,464,724	684,590	100,149,314
Diversified	6,541,607	-	6,541,607
Energy	25,413,203	50,904	25,464,107
Financial	64,658,925	312,178	64,971,103
Funds	39,647	-	39,647
Industrial	49,284,920	2,781,604	52,066,524
Technology	7,491,716	-	7,491,716
Utilities	16,266,696	-	16,266,696
Total Securities sold, not yet purchased:	$ 378,536,212	$ 4,115,324	$ 382,651,536

	Level 1	Level 2	Total
Derivative liabilities			
Futures contracts included in Due from broker:	$ -	$ 104,442	$ 104,442

4. Due from broker and concentration of credit risk

The clearing and depository operations for the Company's securities transactions are primarily provided by one broker.

Amounts Due from broker in the Statement of Financial Condition include cash, net amounts payable for securities transactions that have not settled, and unrealized appreciation or depreciation from financial instruments and foreign currency translations. Amounts due from broker have been offset against amounts due to the same broker where the right of offset exists.

Substantially all securities held at the broker serve as collateral for the amounts due to that broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, securities owned and securities sold, not yet purchased, are subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Statement of Financial Condition (see Note 8).

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts.

5. Related party transactions

Certain affiliates pay for administrative, payroll, office space, and certain operating expenses on behalf of the Company. An affiliate also allocates to the Company certain costs related to the Company's use of the affiliate's fixed assets. The approximate total net expense allocated from affiliates for the year ended December 31, 2011 is $15,026,848. This amount is a component of the Due to affiliates balance in the Statement of Financial Condition. Additionally, the Company pays certain operating and administrative expenses on behalf of some of its affiliates. The approximate total net expense allocated to the affiliates for the year ended December 31, 2011 is $4,895. This amount is reflected in the Due from affiliates balance in the Statement of Financial Condition.

Separate from the above, the Company provides an affiliate with sponsored access to the NASDAQ exchanges to facilitate this affiliate's trading thereon. The Company also periodically serves as the affiliate's agent for purposes of executing over-the-counter transactions in equity securities with unaffiliated, third-party broker-dealers. Fees associated with sponsored access and over-the-counter transactions were $134,634 and $129,370, respectively, for the year ended December 31, 2011. These amounts are netted in the Due to affiliates balance in the Statement of Financial Condition.

In addition to the foregoing, the Company, along with its affiliates, periodically executes intercompany securities transactions as a means of effecting position transfers between the entities involved.

6. Regulatory requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital

Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, or $1,000,000, which is an amount based on market-maker activity, as defined. At December 31, 2011, the Company had net capital of $22,332,878, which exceeded the requirement of $1,000,000 by $21,332,878.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

8. Derivative financial instruments

The Company's activities may include the purchase and sale of contracts for differences ("CFDs"), futures, forward currency contracts, and other similar derivatives. These contracts involve elements of market risk in excess of the amounts recognized in the Statement of Financial Condition, in part because of the additional complexity and potential for leverage. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. All derivative positions are reported in the accompanying Statement of Financial Condition at fair value and any change in value is reflected in the Member's equity.

A CFD is an equity derivative contract that bases its value on the price of a stock index or common stock, without investing in the underlying physical share. As such, the Company has no rights or obligations relating to the underlying share. The CFD is a contract between two parties to exchange, at the close of the contract, the difference between the reset price and the closing price of the contract, multiplied by the number of shares specified within the contract.

Management believes that risks associated with derivatives are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may create credit risk, as well as legal, operational, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The Company trades futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be marked to market daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of

a portion of the deposit if the position reflects a gain that results in excess margin equity.

Forward contracts and options thereon, unlike futures contracts, are not traded on exchanges and are not standardized; rather, banks and dealers act as principals in these markets, negotiating each transaction on an individual basis. Forward and cash trading is substantially unregulated; there is no limitation on daily price movements and speculative position limits are not applicable. The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade and these markets can experience periods of illiquidity, sometimes of significant duration.

The fair value of derivative financial instruments as of December 31, 2011 and the volume of these financial instruments for the year ended December 31, 2011 are as follows:

	Derivative Fair Value at December 31, 2011			Volume	
Derivative	Assets	Liabilities	Statement of Financial Condition Line Item	Number of Underlying Securities	Number of Contracts
Indices - Futures	$17,563	$104,442	Due from broker		53,696
Equities - Rights and Warrants	-	-			600,187
Equities - Futures	-	-			27,258

9. Other risks related to financial instruments held by the Company

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

The Company is a registered market-maker. A market-maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk at a time of large, volatile moves may be greater than that suggested by the positions in the Company's financial statement.

Currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell financial instruments quickly or at close to fair value.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a short squeeze can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage including margin borrowing, reverse repurchase agreements, structured products or derivative instruments can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

Currencies, securities and commodity interests, and the issuers of securities and commodity interests are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities and commodity interests in general, or a particular currency, security or commodity interest, is difficult to predict. In addition, there is unpredictability as to change in general economic conditions, which may affect the profitability of the Company's strategy.

The Company trades in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. In addition, in order to hedge foreign currency exchange rate risks which may arise from the purchase of such securities or other reasons incidental to the Company's business, the Company may trade foreign currencies and foreign currency-related products. These types of products entail risks in addition to those involved in securities of domestic issuers. Trading non-U.S. securities may represent a greater degree of risk than trading U.S. securities. Non-U.S. securities also may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs. In addition, hedging foreign currency exchange rate risk entails additional risk since there may be an imperfect correlation between the Company's portfolio holdings of securities denominated in a particular currency and the Company's portfolio holdings of currencies and foreign currency related products purchased by the Company to hedge any exchange rate risk.

The Company may effect a small number of transactions in the over-the-counter or interdealer markets.

The participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of exchange based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements while replacement transactions are executed. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. The Company does not have an internal credit function which evaluates the creditworthiness of its counterparties. The ability of the Company to transact business with any one or a number of counterparties, the lack of any meaningful and independent evaluation of such counterparties' financial capabilities, and the absence of a regulated market to facilitate settlement, may increase the potential for losses by the Company.

The Company may trade high yield bonds and preferred securities which are rated in the lower rating categories by the various credit rating agencies (or in comparable nonrated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.